SPECIAL SHAREHOLDER MEETING RESULTS (Unaudited)

An adjourned Special Meeting of Shareholders of Schwab Capital Trust (the "Trust") was held on May 30, 2017, for the purpose of seeking shareholder approval to approve an Amended and Restated Investment Advisory and Administration Agreement between Charles Schwab Investment Management, Inc. and the Trust, on behalf of Schwab Fundamental Global Real Estate
Index Fund. The number of votes necessary to conduct the Special Meeting for the fund and approve the proposal was obtained. The results of the shareholder vote are listed below:

Proposal To approve the Proposed Advisory Agreement on behalf of each of the following funds:
For
Against
Abstain
Schwab
Fundamental Global Real Estate Index
Fund
4,137,100.950
85,916.434
174,972.729